Exhibit 99.2

Press release

Deteriorating Market Conditions for Opto-electronic Components:

Alcatel announces a study to explore the reconversion
of two French production units

Paris, June 5, 2002 — The anticipated impact of the worldwide Alcatel Optronics’ Industrial Redeployment Plan, introduced to adapt to persistent unfavorable market conditions for opto-electronic components, was discussed with concerned local French unions today.

It was explained that the expected market activity would no longer appear to require the originally forecast production capacity of optical components at the Group’s Illkirch facility. As a result, the industrial reconversion of the site that was planned and started in April 2001 will be discontinued. The reconversion had been designed to progressively replace freed production capacity from the discontinuance of GSM handset with opto-electronic component production, the demand for which at the time was growing strongly but which has since seriously dropped off. The Optronics activity at Illkirch will therefore be progressively stopped and transferred to the Group’s site at Nozay by the end of 2002. Alcatel is proposing to local unions to negotiate a reconversion plan that would safeguard jobs at the Illkirch site which would eventually no longer be part of the Group. The production activity at Illkirch involves some 780 employees out the total 1600 Alcatel employees there. GSM handset production will continue at the site for a limited time.

A reconversion plan is also under study for the 320 Alcatel Optronics employees at Lannion where total Alcatel staff numbers 2000. Alcatel will propose to local unions to conduct jointly a study to explore the reconversion of the production unit by seeking external industrial workloads with one or more partners. Meanwhile, Alcatel will continue to adapt to market conditions utilizing part-time employment, early retirement and prolonged leaves.

About Alcatel

Alcatel (Paris: CGEP.PA and NYSE: ALA) designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contact

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